UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

May 30, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE • OSE 1st Sec.)

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi
Chiyoda-ku, Tokyo

Company Name:	The Norinchukin Bank
Representative:	Yoshio Kono
President and Chief Executive Officer
Head Office:	1-13-2 Yurakucho
Chiyoda-ku, Tokyo

Letter of Intent (the “LOI”) on Expansion of Areas of Business Cooperation, Enhancement of a

Collaborative Relationship and Maintenance of the Capital Relationship between The Norinchukin Bank and Mizuho Securities Co., Ltd.

The Norinchukin Bank (President and Chief Executive Officer: Yoshio Kono) (“Norinchukin”), Mizuho Financial Group, Inc. (President & CEO: Takashi Tsukamoto) (“MHFG”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) hereby announce that, after turning Mizuho Securities Co., Ltd. (President & CEO: Keisuke Yokoo) (“MHSC”) into a wholly-owned subsidiary of MHCB pursuant to the share exchange agreement entered into among MHFG, MHCB and MHSC on April 28, 2011, as announced in the “Mizuho Financial Group, Inc., through its Wholly-Owned Subsidiary Mizuho Corporate Bank, Ltd., to Turn Mizuho Securities Co., Ltd. into a Wholly-Owned Subsidiary of Mizuho Financial Group, Inc. by means of the Share Exchange”, Norinchukin and MHCB have signed today the LOI under which they shall continue discussions toward entering into a definitive agreement with a view to expanding areas of business cooperation, further enhancing a collaborative relationship between MHSC and Norinchukin and maintaining the capital relationship between MHSC and Norinchukin as described below.

1.	Summary of Capital and Collaborative Relationship

Norinchukin and MHSC have the capital relationship as well as a strategic collaborative relationship in the area of securities business, through the transfer of the operations of Norinchukin Securities Co., Ltd. to MHSC in March 2004 and the investment in MHSC by Norinchukin under the share subscription agreement dated September 14, 2004.

Specifically, MHSC has established the JA Sales Department to serve Cooperative Banking System, provides securities-related products to such Cooperative Banking System, and takes other measures with a view to expanding the areas of business cooperation and enhancing the collaborative relationship between Norinchukin and MHSC in the investment banking business.

2.	Details of the LOI

Today, Norinchukin and MHCB, with a view to, after turning MHSC into a wholly-owned subsidiary of MHCB, expanding the areas of business cooperation and further enhancing the collaborative relationship, as well as maintaining the capital relationship between Norinchukin and MHSC by way of the transfer of a portion of the shares of MHSC owned by MHCB (which will be the number of shares corresponding to the percentage of MHSC’s voting rights owned by Norinchukin as of today) to Norinchukin or by way of other methods ( the “Transaction”), agreed, and signed the LOI, to engage in further discussion, etc., toward entering into a series of legally binding agreements, that provide the details and methods or other necessary matters related to the Transaction, on September 1, 2011, after turning MHSC into a wholly-owned subsidiary of MHCB.

END OF DOCUMENT

(For Inquiries)

Mizuho Financial Group, Inc.

Corporate Communications, Public Relations Office

03-5224-2026

Mizuho Corporate Bank, Ltd.

Administration Division (PR)

03-5252-6574

The Norinchukin Bank

Public Relations Divisions

03-5222-2017

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Act and Article 30 of its Enforcement Order, anyone having read this Press Release is considered a primary recipient of information from the viewpoint of insider trading regulation. The Norinchukin Bank, Mizuho Financial Group, Inc. and Mizuho Corporate Bank, Ltd. accordingly urge you to exercise due care as you may be restricted from purchasing of or conducting of transactions in respect of the shares of Mizuho Securities Co., Ltd. before 12 hours have passed from the time of the announcement of this Press Release. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, The Norinchukin Bank, Mizuho Financial Group, Inc. and Mizuho Corporate Bank, Ltd. note that each of them will assume no responsibility whatsoever.